EXHIBIT 99.1

For Immediate Release 21-36-TR	Date:	September 8, 2021

Teck and BCIT Partner to Make Burnaby Campus Safer

Using Antimicrobial Copper Patches

Vancouver, B.C. – BCIT and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") today announced the installation of more than one thousand antimicrobial copper patches on high-touch surfaces at the British Columbia Institute of Technology (BCIT) in Burnaby, BC, the first installation of its kind at a post-secondary institution in Canada. Funded by Teck through its Copper & Health program, the installation creates a safer environment for students, faculty, and staff due to copper’s naturally antimicrobial properties.

Health Canada-certified Copper Clean™ Antimicrobial Surface Patches have been installed in public areas on surfaces including door handles and railings across five buildings at BCIT. Manufactured by the Canadian company Coptek Copper Covers, the patches are self-sanitizing adhesive copper covers that continuously kill 99% of bacteria left behind on surfaces.

This initiative follows a five-week trial that Teck funded in 2020 in which the antimicrobial properties of copper products were tested on two TransLink buses on high-ridership routes and two SkyTrain cars.

Results from that industry-leading trial showed that copper is effective at killing up to 99.9% of bacteria on high-touch transit surfaces.

Copper is the only solid metal touch surface registered by Health Canada and the U.S. Environmental Protection Agency, proven to eliminate up to 99.9% of bacteria left behind on surfaces.

Quotes:

Don Lindsay, President and CEO, Teck –

"We are proud to partner with BCIT and commend the institute’s leadership on this initiative which creates a safer environment for students and staff. As part of our Copper & Health program, Teck has been working to expand the use of antimicrobial copper in high-traffic public spaces. This partnership is another important step forward and we will continue working to make our communities safer.”

Kathy Kinloch, President, BCIT –

“As we start a new Fall term, we are committed to continuing to provide a safe place to work and learn for all staff, faculty, and students. With the installation of this innovative antimicrobial copper on high touch surfaces across our Burnaby campus, the Copper & Health program builds on a productive and exciting partnership between Teck and BCIT spanning over 35 years.”

1

Louis Goldberg, Founder, Coptek Copper Covers -

“We commend Teck's efforts to both spread awareness and further our mission of making the world a safer place by expanding the use of antimicrobial copper. Through this innovative partnership, BCIT is putting health and safety at the forefront and helping to make our communities safer.”

Media downloads

Images

Video

About Teck’s Copper & Health Program

Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper-infused surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About BCIT

For more than 55 years, the British Columbia Institute of Technology (BCIT) has been delivering flexible, relevant, and future-proof education that prepares learners to provide applied solutions to industry challenges – across BC and around the world. With five campuses and nearly 50,000 students enrolled each year, BCIT is one of BC’s largest post-secondary institutes. Through its unique applied education model, BCIT is empowering people, shaping BC, and inspiring global progress. Learn more at www.bcit.ca

More information: About Coptek’s antimicrobial patches

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

BCIT Media Contact

Jocelyne Leszczynski

Communications Manager

jleszczynski2@bcit.ca

2

Coptek Media Contact

Bradley Pines
Marketing Specialist
bradley@coptek.ca

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

3